Exhibit 99.1

CONCHA Y TORO AND DIGRANS FORM
JOINT VENTURE FOR WINE DISTRIBUTION IN
MEXICO

Mexico City, November 11, 2011: The formation of VCT&DG México, a joint venture between Concha y Toro S.A. and Digrans S.A., was announced this morning to serve the Mexican market, creating synergies and a novel commercialization structure to best respond to consumer demand in that country. VCT&DG México contemplates among other things a marketing and sales division dedicated exclusively to the Mexican market in order to invest in the development of the brands and strengthen their presence throughout Mexico.

Concha y Toro represents close to 40% of bottled Chilean wine exports to Mexico, notably with its Casillerodel Diablo brand, the undisputed leader in its price segment and which has enjoyed the preference of Mexican consumers for many years.

“We are very pleased to announce the creation of this new company, formed by two company friends which have consolidated their historic business relationship of mutual trust with a view to the future. This union represents a new manner for facing the coming challenges presented by such an attractive market for our wines, for which we see interesting growth prospects”, said Alfonso Larraín, chairman of Viña Concha y Toro.

“The proven exporter vocation of Concha y Toro, together with its successful global strategy of brand building, together with our knowledge and experience in the Mexican market will enable these two dynamic companies to work as a team to strengthen the presence and consumption of wine in Mexico”, said Claudio Alvarez, chairman of Digrans Mexico.

VCT&DG México was legally constituted in accordance with the laws of Mexico on November 7, and will be operating commercially during the first quarter of 2012.

Further information:

o    Concha y Toro occupies an outstanding position among the world’s most important wineries. With a presence in more than 135 countries, its global coverage demonstrates the strength of its international leadership. It was recently chosen as the most admired wine brand in the world, by Drinks Business magazine (UK).

o    The development of a broad wine portfolio enables the company to participate in the different market categories and to respond favorably to consumer trends. Its business strategy has sought to strengthen the premium wines segment, which forms a strong base for the Casillero del Diablo brand.

o     Digrans is a Mexican company with 50 years’ experience in the areas of food and wine marketing, distribution and logistics, with a presence throughout the country.

Investor contact: Andrés Izquierdo / aizquierdo@conchaytoro.cl / 56-2-4765923
Press contact: Chile: Isabel Álvarez / ialvarez@conchaytoro.cl / 56-2-4765133
Press contact Mexico: Antonio Mezhen / ajmezher@digrans.com / 55 52 45 1981